SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               GEICO CORPORATION
                              (Name of the Issuer)

                            BERKSHIRE HATHAWAY INC.
                                   HPKF INC.
                               GEICO CORPORATION
                      (Name of Person(s) Filing Statement)

                         Common Stock, $1.00 par value
                         (Title of Class of Securities)
                                   36158210 9
                     (CUSIP Number of Class of Securities)

                 Marc D. Hamburg                     Rosalind A. Phillips
             Berkshire Hathaway Inc.                   GEICO Corporation
                 1440 Kiewit Plaza                      One GEICO Plaza
                 Omaha, NE 68131                     Washington, DC 20076
                 (402) 346-1400                         (301) 986-3000

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:

           John B. Frank, Esq.                Robert A. Kindler, Esq.
        Munger, Tolles & Olson                Cravath, Swaine & Moore
          355 South Grand Avenue                  Worldwide Plaza
         Los Angeles, CA 90071                  825 Eighth Avenue
            (213) 683-9100                       New York, NY 10019
                                                   (212) 474-1000

This statement is filed in connection with (check the appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.[ ] The filing of a registration statement under the Securities
      Act of 1933.
c.[ ] A tender offer
d.[ ] None of the above

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.[X]

                           Calculation of Filing Fee

        Transaction Valuation                    Amount of Filing Fee
          $2,329,042,310*                            $465,808.46
-----------------------------

* For purposes of calculation of fee only. This amount assumes the purchase of 33,272,033 shares of Common Stock, par value $1.00 per share, of GEICO Corporation at $70 net in cash per share. The amount of the filing fee calculated in accordance with Rule 0-11 equals 1/50 of 1% of the value of the shares to be purchased.



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|X| Check box if any part of the fee is offset as provided by
    Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

  Amount Previously Paid:  $465,808.46     Filing Party: GEICO Corporation
  Form or Registration No: Schedule 14A    Date Filed:   October 5, 1995


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          This Rule 13E-3 Transaction Statement (the "Statement")
relates to a proposal to approve and adopt an Agreement and Plan of Merger (the "Merger Agreement") dated as of August 25, 1995, among Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), HPKF Inc., a Delaware corporation ("Sub") and GEICO Corporation, a Delaware corporation (the "Company"), and the merger of Sub with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement (the "Merger"). This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), if and to the extent they are deemed to be applicable to this transaction. The filing of this Statement shall not be construed as an admission by the Company or Berkshire that the Company is "controlled by" Berkshire or that Berkshire is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. A copy of the Merger Agreement has been filed by the Company as Appendix A to the proxy statement (the "Proxy Statement") filed as Exhibit (d) to this Statement.

          The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, including all appendices hereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and such appendices. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Proxy Statement.

Item 1.  Issuer and Class of Security Subject to the Transaction.

     (a) The information set forth in "SUMMARY--The Parties" and "THE COMPANY" is incorporated herein by reference.

     (b) The information set forth on the cover page of the Proxy Statement and in "THE SPECIAL MEETING--Record Date and Voting" is incorporated herein by reference.

     (c)-(d) The information set forth in "AVAILABLE INFORMATION" and "MARKET PRICE AND DIVIDEND INFORMATION" is incorporated herein by reference.

     (e)           Not applicable.

     (f) The information set forth in "CERTAIN TRANSACTIONS IN THE COMMON STOCK" is incorporated herein by reference.

Item 2.  Identity and Background.

     (a)-(d),(g) The information set forth in "ADDITIONAL INFORMATION", "SUMMARY", "BERKSHIRE", "SECURITY OWNERSHIP OF
                   MANAGEMENT AND CERTAIN BENEFICIAL OWNERS" and
                   Appendix D to the Proxy Statement is incorporated herein by reference.

     (e)           Negative.

     (f)           Negative.

Item 3.  Past Contacts, Transactions or Negotiations.

     (a)(1)        Not applicable.

     (a)(2) The information set forth in "SPECIAL FACTORS-- Background of the Transaction" is incorporated herein by reference.

     (b) The information set forth in "SPECIAL FACTORS-- Background of the Transaction" is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in "SUMMARY" and "THE MERGER AGREEMENT" is incorporated herein by reference.

     (b) The information set forth in "SUMMARY", "SPECIAL FACTORS-- Source and Amount of Funds", and "--Interests of Certain Persons in the Transaction", and "THE MERGER AGREEMENT-- The Merger" is incorporated herein by reference.

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Item 5.  Plans or Proposals of the Issuer or Affiliate.

     (a)          Not applicable.

     (b)          Not applicable.

     (c) The information set forth in "SPECIAL FACTORS-- Interests of Certain Persons in the Transaction", "THE MERGER AGREEMENT- The Merger" and "-Employee Benefits Plans" and "CERTAIN EFFECTS OF THE MERGER; OPERATIONS OF THE COMPANY AFTER THE MERGER" is incorporated herein by reference.

     (d)-(g) The information set forth in "CERTAIN EFFECTS OF THE MERGER; OPERATIONS OF THE COMPANY AFTER THE
                  MERGER" is incorporated herein by reference.

Item 6.  Source and Amount of Funds or Other Consideration.

     (a) The information set forth in "SPECIAL FACTORS-Source and Amount of Funds" and "THE MERGER AGREEMENT-The Merger" is incorporated herein by reference.

     (b) The information set forth in "SUMMARY-Source and Amount of Funds", "SPECIAL FACTORS-Source and
                  Amount of Funds" and "THE MERGER
                  AGREEMENT-Expenses" is incorporated herein by reference.

     (c)          Not applicable.

     (d)          Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

     (a)-(b) The information set forth in "SPECIAL FACTORS-Purpose of the Transaction" and "-Background of the Transaction" is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS-Background of the Transaction" and "-Reasons for the Transaction" is incorporated herein by reference.

     (d) The information set forth in "SUMMARY-Certain Federal Income Tax Consequences", "-The Merger Agreement", "SPECIAL FACTORS-Certain Federal Income Tax Consequences", "THE MERGER AGREEMENT-The Merger" and "CERTAIN EFFECTS OF THE MERGER; OPERATIONS OF
                  THE COMPANY AFTER THE MERGER" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a) The information set forth in "SUMMARY-Recommendation of the Board", "-Interests of Certain Persons in the Transaction", "SPECIAL FACTORS-Reasons for the Transaction" and "-Interests of Certain Persons In the Transaction" is incorporated herein by reference.

     (b) The information set forth in "SUMMARY-Recommendation of the Board" and "SPECIAL FACTORS-Reasons for the Transaction" are incorporated herein by reference.

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     (c)          The information set forth in "SUMMARY-The Special
                  Meeting", "THE SPECIAL MEETING-Vote Required;
                  Revocability of Proxies" is incorporated herein by reference.

     (d) The information set forth in "SPECIAL FACTORS-Background of the Transaction" and "-Reasons for the Transaction" is incorporated herein by reference.

     (e) The information set forth in "SUMMARY-Recommendation of the Board" and "SPECIAL FACTORS-Background of the Transaction" and "-Reasons for the Transaction" is incorporated herein by reference.

     (f)          Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(b) The information set forth in"SUMMARY-Opinion of Financial Advisor" and "SPECIAL FACTORS-Background of the Transaction", "-Reasons for the Transaction" and "-Opinion of Financial Advisor" is incorporated herein by reference.

     (c) The information set forth in "SPECIAL FACTORS-Opinion of Financial Advisor" is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

     (a)-(b) The information set forth in "SUMMARY-The Parties", "SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS", "CERTAIN TRANSACTIONS IN THE COMMON STOCK" and Appendix D to the Proxy Statement is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings With Respect to the Issuer's Securities.

                  The information set forth in "SUMMARY-The Berkshire Proxy Agreement" and "SPECIAL FACTORS-Background of the Transaction" is incorporated herein by reference.

Item 12. Present Intention and Recommendations of Certain Persons With Regard to the Transaction.

     (a) The information set forth in "SUMMARY-The Special Meeting", "-The Berkshire Proxy Agreement", "-Security Ownership of Management and Certain Beneficial Owners" and "THE SPECIAL MEETING-Vote Required; Revocability of Proxies" is incorporated herein by reference.

     (b) The information set forth in "SUMMARY-Recommendation of the Board" and "SPECIAL FACTORS-Reasons for the Transaction" is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

     (a)          The information set forth in "SUMMARY-Appraisal
                  Rights" and "THE SPECIAL MEETING-Appraisal Rights" is incorporated herein by reference.

     (b)          Not applicable.

     (c)          Not applicable.


Item 14.  Financial Information.

     (a) The information set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, and June 30, 1995 is incorporated herein by reference.

     (b)          Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a)-(b) The information set forth in "SUMMARY-Solicitation of Proxies" and "THE SPECIAL MEETING-Solicitation of Proxies" is incorporated herein by reference.

Item 16.  Additional Information.

                  The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference.

Item 17.  Material to be Filed as Exhibits.

     (a)          Not applicable.

     (b)(1) Fairness opinion of Morgan Stanley (incorporated herein by reference to Appendix B to the Proxy
                  Statement).

     (b)(2)       Fairness opinion material prepared by Morgan Stanley.

     (c)(1)       Berkshire Proxy Agreement.

     (c)(2) Merger Agreement (incorporated herein by reference to Appendix A to the Proxy Statement).

     (d) Proxy Statement and related Notice of Special Meeting, letter to stockholders and proxy card (incorporated herein by reference to the Proxy Statement and related materials filed by the Company on Schedule
                  14A).

     (e) Full text of Section 262 of the DGCL (incorporated herein by reference to Appendix C to the Proxy
                  Statement).

     (f)          Not applicable.


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                                   SIGNATURE


     After due inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


                                          BERKSHIRE HATHAWAY INC.

                                           by: /s/ Marc D. Hamburg
                                               ------------------------
                                                  (Signature)

Date:  October 5, 1995

                                             Marc D. Hamburg
                                             Vice President, Chief Executive
                                             Office and Treasurer


                                           HPKF INC.

                                            by: /s/ Marc D. Hamburg
                                               ------------------------
                                                   (Signature)

Date:  October 5, 1995

                                             Marc D. Hamburg
                                             Vice President



                                           GEICO CORPORATION

                                            by: /s/ W. Alvon Sparks, Jr.
                                               --------------------------
                                                 (Signature)

Date:  October 5, 1995

                                             W. Alvon Sparks, Jr.
                                             Executive Vice President and
                                             Chief Financial Officer



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                                 EXHIBIT INDEX





Exhibit No.                                                       Page No.

(a)        Not applicable

(b)(1) Fairness opinion of Morgan Stanley (incorporated herein by reference to Appendix B to the Proxy
           Statement).

(b)(2)     Fairness opinion material prepared by Morgan Stanley.

(c)(1)     Berkshire Proxy Agreement.

(c)(2) Merger Agreement (incorporated herein by reference to Appendix A to the Proxy Statement).

(d)        Proxy Statement and related Notice of Special
           Meeting, letter to stockholders and proxy card
           (incorporated herein by reference to the Proxy
           Statement and related materials filed by the Company on Schedule 14A).

(e)        Full text of Section 262 of the DGCL
           (incorporated herein by reference to Appendix C to the Proxy Statement).

(f)        Not applicable.